Maxim Group LLC

405 Lexington Ave

New York, NY 10174

March 11, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Galmed Pharmaceuticals Ltd.
Registration Statement on Form F-1
Filed February 6, 2014
As amended by Amendment No. 1 to Registration Statement on Form F-1
Filed February 28, 2014
As amended by Amendment No. 2 to Registration Statement on Form F-1
Filed March 11, 2014
File No. 333-193792

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Galmed Pharmaceuticals Ltd. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Wednesday, March 12, 2014, at 4:00 p.m. (Washington D.C. time), or as soon thereafter as may be practicable.

In accordance with Rule 461 of the Act, we, acting as representative of underwriters, wish to advise you that, between February 6, 2014 and March 11, 2014, we distributed a total of approximately 1,800 copies of the Preliminary Prospectuses dated February 6, 2014, February 28, 2014 and March 11, 2014, of which approximately 200 copies were distributed to other underwriters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Maxim Group llc
As Representative of Underwriters,

/s/ Clifford A. Teller
By: Clifford A. Teller
Title: Executive Managing Director, Investment Banking